

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 24, 2009

<u>VIA U.S. MAIL</u>

Mr. Mark L. Meriwether
President and Director
Oak Ridge Micro-Energy, Inc.
275 Midway Lane
Oak Ridge, Tennessee 37830

   Re: **Oak Ridge Micro-Energy, Inc.**
       Form 10-KSB for the year ended December 31, 2007
       Filed April 15, 2008
       Form 10-Q/A for the period ended March 31, 2008
       Form 10-Q/A for the period ended June 30, 2008
       Form 10-Q for the quarter ended September 30, 2008
       File No. 000-50032

Dear Mr. Meriwether:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

          Sincerely,

          Angela Crane
          Accounting Branch Chief